Filed Pursuant to Rule 433
Registration No. 333-133548
November 8, 2007

Underwriting Agreement dated November 8, 2007

Issuer:	Public Service Company of Oklahoma
Designation:	Senior Notes, Series G, due 2037
Principal Amount:	$250,000,000
Maturity:	November 15, 2037
Coupon	6.625%
Interest Payment Dates:	May 15 and November 15
First Interest Payment Date:	May 15, 2008
Treasury Benchmark:	4.750% due February 15, 2037
Treasury Price:	101-2
Treasury Yield:	4.683%
Reoffer Spread:	2.000%
Yield to Maturity:	6.683%
Price to Public:	99.253% of the principal amount thereof
Transaction Date:	November 8, 2007
Settlement Date:	November 14, 2007 (T+3)
Redemption Terms:	At any time at a discount rate of the Treasury Rate plus 30 basis points
Minimum Denomination:	$1,000
CUSIP:	744533 BJ8
Joint Book-Running Managers:	Citigroup Global Markets Inc. Merrill Lynch, Pierce, Fenner & Smith Incorporated Morgan Stanley & Co. Incorporated UBS Securities LLC
Ratings:	Baa1 by Moody’s Investors Service, Inc. BBB by Standard & Poor’s Ratings Services A- by Fitch Ratings Ltd.

Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates.  Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov.  Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Citigroup Global Markets Inc. toll free at 1-877-858-5407, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll free at 1-866-500-5408, Morgan Stanley & Co. Incorporated toll free at 1-866-718-1649 or UBS Securities LLC at 1-212-821-3884.